UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: April 12, 2011

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
               Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES SENIOR
LEVEL ORGANIZATIONAL CHANGES

MONTERREY, MEXICO, APRIL 11, 2011– CEMEX, S.A.B. de C.V. (NYSE: CX), announced today changes to its senior level organization, effective April 12, 2011.

CEMEX’s operations, now organized in six regions will be led by the following executives, all of whom have served previously in various senior level operating positions within the Company:

•	Juan Romero, President of CEMEX Mexico, who will also oversee Global Technology;
•	Karl Watson, Jr., President of CEMEX USA;
•	Jaime Elizondo, President of CEMEX South America and Caribbean, who will also oversee Global Procurement;
•	Ignacio Madridejos, President of CEMEX Northern Europe, who will also oversee Global Energy and Sustainability;
•	Jaime Muguiro, President of CEMEX Mediterranean;
•	Joaquin Estrada, President of CEMEX Asia, who will also oversee Global Trading.

Additionally, CEMEX has appointed the following executives to lead the company’s corporate staff functions:

•	Fernando A. Gonzalez, Executive Vice President of Finance and Administration, who will also directly assume the role of Chief Financial Officer;
•	Juan Pablo San Agustin, Executive Vice President for Strategic Planning and Business Development; and
•	Luis Hernandez, Executive Vice President for Organization and Human Resources.

These nine executives will report directly to CEMEX’s Chairman and CEO, Lorenzo H. Zambrano and comprise the Company’s ten member Executive Committee.

CEMEX’s Global Internal Audit group will report directly to the CEMEX Board Audit Committee.

“We have worked hard and successfully to put behind us the challenges that resulted from the downturn in the global materials industry.” said Mr. Zambrano, “Now we need to move rapidly to create value for all our stakeholders. This new executive team has the leadership skills, the vision and the experience to do exactly that, and I am extremely optimistic about CEMEX’s future.”

In addition, two long serving executives are leaving their current operating functions, and will continue to work for the Company in other roles. Francisco Garza, current President for CEMEX Americas, will now serve as Vice Chairman of the Board of CEMEX Mexico, Chairman of the

newly created CEMEX Latin America Advisory Board, and will continue supporting CEMEX’s high-level Public Affairs activities both in Mexico and in Latin America. Víctor Romo, current Executive Vice President of Administration, will continue to participate in the Company as Advisor to the Chairman and coordinate Board Committees, as well as support other strategic initiatives.

“Both Francisco and Victor have made enormous contributions to CEMEX over many years, and I am confident they will continue to do so in their new roles,” said Mr. Zambrano.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 12, 2011	By:	/s/ Rafael Garza
Name: Rafael Garza Title: Chief Comptroller